April 15, 2011

Terence O'Brien

Branch Chief

United States

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C.  20549

RE:

Ultimate Products Corporation

Form 10-K for the year ended March 31, 2010 filed July 9, 2010

Form 10-Q for the quarters ended June 30, 2010, September 30, 2010 and December 31, 2010

File No. 333-152011

Dear Ms. Houser,

The following are the registrant’s responses to your comment letter of April 14, 2011. I am submitting the 10-Q’s and 10K in draft form for any further comments before filing.

Draft- Form 10-K/A No. 1 for the year ended March 3], 2010

Item 9A. Controls and Procedures, page 11

1.

We note your statement that a "control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met."  Please revise this disclosure to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective or ineffective at the reasonable assurance level.  In the alternative, you could remove the paragraph referencing the level of assurance of your controls.  Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm. Please also address this comment in your amendments to your subsequent Forms 10- Q and all future filings.

We have revised this disclosure to remove the paragraph referencing the level of assurance of our controls. This has been done in the Form 10-K and all the Forms 10-Q.

Exhibits 31.1 and 31.2

2.  Item 60(b) (31) of Regulation S-K specifies that the certifications must be exactly as set forth in the item. Specifically, you have revised the phrase "most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report)”.

Please ensure the 302 certifications included in the amended filings fully comply with Item 601(b) (31) of Regulation S-K without any modifications.  Please also address this comment in your amendments to your subsequent Forms I 0-Q and all future filings.

We have revised the 302 certifications for the 10-K and for all the forms 10-Q in order to use the exact language as required in Item 601(b) (31) of Regulation S-K.

Very truly yours,

/s/ George Vogelei

George Vogelei, President